UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF

1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-101550

ABN AMRO MORTGAGE CORPORATION (as depositor under Pooling and Servicing Agreement, dated as of January 1, 2003 providing for, inter alia, the issuance of ABN AMRO Mortgage Corporation Mortgage Pass-Through Certificates, Series 2003-1)

(Exact name of registrant as specified in its charter)

135 South LaSalle Street, Chicago, Illinois 60603

(312) 904-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

ABN AMRO Mortgage Corporation

Mortgage Pass-Through Certificates, Series 2003-1

Class A-1, Class A-2, Class A-3, Class A-4, Class A-X, Class A-P,

Class M, Class B-1, Class B-2 & Class R

(Title of each class of securities covered by this Form)

Not Applicable

(Titles of all other classes of securities for which a duty

to file reports under section 13(a)or 15(d) remains)

Please place an X in the box/s to designate, the appropriate rule provision(s) relied upon to terminate or suspend the

duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12h-3(b)(1)(i)

Rule 12g-4(a)(1)(ii) Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i) Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(2)(ii)

Rule 15d-6 X

Approximate number of holders of record as of the certification or notice date: 7

Pursuant to the requirements of the Securities Exchange Act

of 1934,

ABN AMRO MORTGAGE CORPORATION (as depositor under Pooling and Servicing Agreement, dated as of January 1, 2003 providing for, inter alia, the issuance of ABN AMRO Mortgage Corporation Mortgage Pass-Through Certificates, Series 2003-1)

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LaSalle Bank National Association in its capacity as Agent for the Trustee under the Pooling and

Servicing Agreement on behalf of ABN AMRO MORTGAGE CORPORATION (as depositor under Pooling and Servicing Agreement, dated as of January 1, 2003 providing for, inter alia, the issuance of ABN AMRO Mortgage Corporation Mortgage Pass-Through Certificates, Series 2003-1), Registrant

Date: January 28, 2004

By: /s/ Russell M. Goldenberg

Name: Russell M. Goldenberg

Title: Group Senior Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.